SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 29, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Partner Communications Announces an Extension and Update of the Lease Agreement Conditions of their Head Offices

PARTNER COMMUNICATIONS ANNOUNCES AN EXTENSION
AND UPDATE OF THE LEASE AGREEMENT CONDITIONS OF
THEIR HEAD OFFICES

ROSH HA'AYIN, Israel, December 29, 2009 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces an agreement with Mivnei Ta'asiya Ltd ("Mivnei Ta'asiya"), according to which the terms of the existing lease agreement between the parties shall be  extended and updated, regarding the Company's head offices in Rosh Ha'ayin.

1.
On 27 December 2009 the Audit Committee and the Board of Directors of the Company resolved to approve the transaction with Mivnei Ta'asiya, in addition to the existing lease agreements between the parties (the "Addendum"), for the Company's head offices in Rosh Ha'ayin and the main terms are as follows:

1.1
The lease period for all rented office space shall be consolidated and extended for seven years (until 31 December 2016). In consideration for an extension of the lease agreement for the said period, a discount of 5% has been granted. The updated lease fees for 2010 shall be NIS 24 million.

1.2	Partner shall have the right to shorten the lease period regarding all or part of the leased properties and terminate them on 31 December 2014.

1.3	The increase in lease fees that was set forth in previous agreements will be cancelled.
2.
Partner shall be allotted a budget for improvements in the leased properties. A shortening of the lease period by Partner shall cause a portion of the budget for improvements to be returned, in accordance with the terms of the agreement.

3.
Partner shall have the right to extend the lease period by an additional three or five years (as of 2016 and onwards), by their choice. Should Partner choose to extend the agreement by an additional 5 years, the lease fee shall be reduced at a rate of 2.5%.

4.
Mr. Ilan Ben Dov, who is the controlling shareholder of Scailex Corporation Ltd ("Scailex"), the controlling shareholder of the Company, is also the controlling shareholder of Tau Tshuot Ltd ("Tau") that holds 4.9% of the issued share capital of Mivnei Ta'asiya. Tau also holds 13% of the issued share capital of Darban Investments Ltd ("Darban") that is a sister company of Mivnei Ta'asiya and has the right to appoint 2 directors to Darban's Board of Directors. Therefore and for the sake of caution, the Company regards the Addendum as a transaction in which a controlling shareholder has a personal interest. In light of the total consideration to be paid under the Addendum, the Company regards it as an extraordinary transaction.

5.
The Audit Committee and the Board of Directors of the Company approved the Addendum after receiving comparative information regarding lease fees for similar properties and resolved that the Addendum will save money for the Company, including savings resulting from transfer fees, if the Company would have to move offices to another property, from an update of lease fees, from a budget for improvements and other components. The Audit Committee and the Board of Directors also resolved that since prima facie this is an extraordinary transaction between the Company and another person in whom the controlling shareholder of the Company has a personal interest, the Addendum fulfills the conditions of regulation 1 (5) of the Companies Regulations (Relief for Transactions with Interested Parties), 2000, ("Relief Regulations") since the transaction is on market terms, in the ordinary course of business and does not harm the Company's interests.

6.
In accordance with regulation 1C of the Relief Regulations, if one or more shareholders that hold at least one percent of the issued share capital or the voting rights in a company, notifies the company in writing of his objection to the provision of the said relief no later than fourteen days from publication of this immediate report, the relief based on regulation 1 of the Relief Regulations shall not apply and in addition to the approval of the Audit Committee and the Board of Directors that was given, the transaction shall be subject to the approval of the general meeting of the shareholders of the company in accordance with sections 270 (4) and 275 of the Companies Law, 1999, according to the matter.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamic"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010) and; (3) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Strategy and IR Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: December 29, 2009